SOUTH BEACH SPIRITS, INC.
                           2690 Weston Road, Suite 200
                              Weston, Florida 33331

September 22, 2015

VIA EDGAR

United States Securities and Exchange Commission
Washington, D.C.

Attention: Tom Kluck, Esq
           Rahul Patel, Esq.

Re: South Beach Spirits, Inc. (f/k/a CME Realty, Inc.)
    Form 8-K
    Filed August 31, 2015
    File No. 001-36549

Gentlemen:

In response to the Staff's comment letter dated September 10, 2015, South Beach Spirits, Inc. (the "COMPANY") hereby advises the Staff as follows:

1. (a) The Company respectfully disagrees with the Staff's comment that it appears that the Company was a "shell company" within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). The Company consummated an initial public offering pursuant to a Registration Statement on Form S-1 (File No. 333-18755) filed under the Securities Act of 1933, as amended, declared effective by the Commission on October 2, 2013.
Following consummation of the initial public offering, the Company became a fully reporting company under the Exchange Act by registering its common stock under Section 12 (g) thereof through the filing of a Form 8-A with the Commission on July 16, 2014. Since that time, the Company has fulfilled all of its reporting obligations under the Exchange Act.

As set forth in the Registration Statement and subsequent Exchange Act reports, the Company's initial plan of operations was to engage in providing real estate services for the Las Vegas residential market. The Company was unable to implement this plan of operations for a number of reasons, including without limitation, the inability to raise sufficient additional capital, the need for which was disclosed in both the Registration Statement and subsequent Exchange reports. Accordingly, in February 2015, the Company determined that it would be in its shareholders' best interests to redirect the Company's business into the development, marketing and distribution of alcoholic beverages. In connection therewith, a "CHANGE IN CONTROL" transaction occurred which was reported on a Current Report on Form 8-K and subsequently, on April 22, 2015, the Company entered into a letter of intent to acquire all of the capital stock of Rock N' Roll Imports, Inc., a California corporation ("RNR") engaged in alcoholic beverage development, marketing and distribution.

                                                                        1 | Page

In order to reflect its redirected business operations, the Company also commenced the process of changing its name from "CME REALTY, INC." to "SOUTH BEACH SPIRITS, INC.," by filing (and subsequently distributing to shareholders) a Schedule 14C Information Statement as required under the Exchange Act and making the required filings with FINRA. On August 6, 2015, the Company announced that as it had been unable to reach definitive agreement on the terms of the acquisition of RNR, it had terminated the letter of intent with respect thereto and had entered into a letter of intent to acquire the intellectual property assets of the V Georgio brand. It consummated that acquisition on August 25, 2015, as disclosed in the Current Report on form 8-K referred to above. All of the foregoing events were disclosed in required filings under the Exchange Act.

By reason of all the foregoing, the Company believes that it is not nor has ever been a "shell" company.

(b) We hereby advise the Staff that V Georgio Enterprises, LLC and certain affiliated entities (collectively, "VGE") commenced development of the V Georgio brand of premium Vodka in 2007. The brand was launched in 2008 and was manufactured, marketed, distributed and sold from 2008 through approximately May 2012, at which time all operations ceased due to a lack of capital. The only assets which remained at such time were the registered trademark for the brand, common law intellectual property rights and goodwill related thereto, together with various administrative documents related to the discontinued operations, such as customer and vendor lists. It is solely these dormant assets (i.e., the trademark, common law intellectual property rights and related documents) which the Company acquired from VGE and Victor G. Harvey, Sr., in the transaction reported in the Current Report on Form 8-K referred to above.

The Company is aware that the Commission considers the term "BUSINESS" to mean an operating entity or business unit, but not to include machinery and other assets that do not generate a distinct profit or loss stream. See S-X Rule 11-01(d) (which presumes that a separate entity, a subsidiary or a division is a business). The Company is also aware that a lesser component of an entity may also constitute a "BUSINESS," although it depends on the facts and circumstances.

In the instant case, no operating entity or business unit was acquired by the Company. The assets acquired by the Company were primarily dormant intellectual property, which had not been used to generate revenues since approximately May 2012. While the Company intends to relaunch the V Georgio brand, the intellectual property acquired in and of itself would not comprise assets sufficient to generate revenues. In order to generate revenues from assets acquired from VGE and Mr. Harvey, such assets would have had to include, among other items, inventory of bottles, labels and finished product, contracts with suppliers, vendors, distillers and distributors, licenses and permits and other third party agreements, none of which were included in the assets acquired. Moreover, other than Mr. Harvey, who has joined the Company to provide his expertise in connection with the relaunch of the brand, there are no employees. Finally, there were no physical facilities or rights thereto acquired.

Based on the foregoing, the Company believes that it did not acquire a "BUSINESS" as understood by the Commission and accordingly, is not required to file the financial statements and pro forma financial information pursuant to Instruction 5 of Item 2.01 and Item 9.01 of Form 8-K with respect to the transaction reported.

                                                                        2 | Page

The Company hereby acknowledges to the Staff that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments with respect to the foregoing, please contact the undersigned at 954.462.2465 or our counsel, Dale S. Bergman of Gutierrez Bergman Boulris, P.L.L.C. at 786.888.1744.

Very truly yours,

SOUTH BEACH SPIRITS, INC.


By: /s/ Vincent Prince
   ---------------------------------------
   Vincent Prince, Chief Financial Officer

cc: Dale S. Bergman, Esq.

                                                                        3 | Page